SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 4)

                          Terra Nitrogen Company, L.P.
                                (Name of Issuer)

                  Common Units of Limited Partnership Interests
                         (Title of Class of Securities)

                                   881005 20 1
                                 (CUSIP Number)

              George H. Valentine                       N. Jordan
              Corporate Secretary                       Secretary
             Terra Industries Inc.                       Minorco
                  Terra Centre                  Taurus International S.A.
               600 Fourth Street                 Taurus Investments S.A.
           Sioux City, IA 51102-6000                Boite Postale 185
          Telephone:  (712) 277 1340              L-2011 Luxembourg City
                                                       Luxembourg
                                               Telephone: 011-352-404-1101


                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)


                                October 15, 1998
             (Date of Event which Requires Filing of this Statement)

                            ========================

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d- 1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

CUSIP No.        881005 20 1

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         TERRA NITROGEN CORPORATION

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)

|_|      (b)

(3)      SEC Use Only

(4)      Source of Funds

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e).

(6)      Citizenship or Place of Organization         Delaware

    Number of        (7)    Sole Voting Power         0
     Shares
  Beneficially       (8)    Shared Voting Power       11,172,414 (See Item 5)
    Owned by
      Each           (9)    Sole Dispositive Power    0
    Reporting
   Person With      (10)    Shared Dispositive Power  11,172,414 (See Item 5)

(11) Aggregate Amount Beneficially Owned by Each Reporting Person 11,172,414 (See Item 5)

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13)     Percent of Class Represented by Amount in Row (11)   60.4%

(14)     Type of Reporting Person (See Instructions)          CO

CUSIP No.        881005 20 1

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         TERRA CAPITAL, INC. (Due to direct ownership of 1,607,400 Common Units and solely due to indirect ownership of 11,172,414 Common Units through its wholly owned subsidiary, Terra Nitrogen Corporation.)

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)

|_|      (b)

(3)      SEC Use Only


(4)      Source of Funds


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).


(6)      Citizenship or Place of Organization        Delaware


Number of         (7)    Sole Voting Power           0
Shares
Beneficially      (8)    Shared Voting Power         12,779,814 Common Units
Owned by                 (See Item 5)
Each              (9)    Sole Dispositive Power      0
Reporting
Person With     (10)     Shared Dispositive Power    12,779,814 Common Units
                         (See Item 5)

(11) Aggregate Amount Beneficially Owned by Each Reporting Person 12,779,814 Common Units

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13)     Percent of Class Represented by Amount in Row (11)       69.1%

(14)     Type of Reporting Person (See Instructions)              CO

CUSIP No.        881005 20 1

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         TERRA CAPITAL HOLDINGS, INC. (Solely due to indirect ownership through its wholly owned subsidiary, Terra Capital, Inc.)

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)

|_|      (b)

(3)      SEC Use Only


(4)      Source of Funds

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e).

(6)      Citizenship or Place of Organization         Delaware


    Number of       (7)    Sole Voting Power           0
     Shares
  Beneficially      (8)    Shared Voting Power        12,779,814 Common Units
    Owned by
      Each          (9)    Sole Dispositive Power      0
    Reporting
   Person With    (10)     Shared Dispositive Power    12,779,814 Common Units

(11) Aggregate Amount Beneficially Owned by Each Reporting Person 12,779,814 Common Units

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13)     Percent of Class Represented by Amount in Row (11)           69.1%

(14)     Type of Reporting Person (See Instructions)                  CO

CUSIP No.        881005 20 1

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         TERRA INDUSTRIES INC. (Solely due to indirect ownership through its wholly owned subsidiary, Terra Capital Holdings, Inc.)

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)

|_|      (b)

(3)      SEC Use Only

(4)      Source of Funds

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e).

(6)      Citizenship or Place of Organization         Maryland

    Number of        (7)    Sole Voting Power         0
     Shares
  Beneficially       (8)    Shared Voting Power       12,779,814 Common Units
    Owned by
      Each           (9)    Sole Dispositive Power    0
    Reporting
   Person With     (10)     Shared Dispositive Power  12,779,814 Common Units

(11) Aggregate Amount Beneficially Owned by Each Reporting Person 12,779,814 Common Units

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13)     Percent of Class Represented by Amount in Row (11)           69.1%

(14)     Type of Reporting Person (See Instructions)                  CO

CUSIP No.        881005 20 1

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         TAURUS INVESTMENTS S.A. (Solely due to indirect ownership through its ownership of the common stock of Terra Industries Inc.)

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)

|_|      (b)

(3)      SEC Use Only

(4)      Source of Funds

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e).

(6)      Citizenship or Place of Organization      Luxembourg

    Number of        (7)    Sole Voting Power        0
     Shares
  Beneficially       (8)    Shared Voting Power      12,779,814 Common Units
    Owned by
      Each           (9)    Sole Dispositive Power   0
    Reporting
   Person With     (10)     Shared Dispositive Power 12,779,814 Common Units

(11) Aggregate Amount Beneficially Owned by Each Reporting Person 12,779,814 Common Units

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13)     Percent of Class Represented by Amount in Row (11)        69.1%

(14)     Type of Reporting Person (See Instructions)               CO

CUSIP No.        881005 20 1

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         TAURUS INTERNATIONAL S.A. (Solely due to indirect ownership through its ownership of the common stock of Terra Industries Inc.)

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)

|_|      (b)

(3)      SEC Use Only

(4)      Source of Funds

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

(6)      Citizenship or Place of Organization      Luxembourg

    Number of       (7)    Sole Voting Power            0
     Shares
  Beneficially      (8)    Shared Voting Power          12,779,814 Common Units
    Owned by
      Each          (9)    Sole Dispositive Power       0
    Reporting
   Person With    (10)     Shared Dispositive Power     12,779,814 Common Units

(11) Aggregate Amount Beneficially Owned by Each Reporting Person 12,779,814 Common Units

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13)     Percent of Class Represented by Amount in Row (11)         69.1%

(14)     Type of Reporting Person (See Instructions)                CO

CUSIP No.        881005 20 1

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         MINORCO (Solely due to indirect ownership through its wholly owned subsidiaries, Taurus International S.A. and Taurus Investments S.A.)

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)

|_|      (b)

(3)      SEC Use Only

(4)      Source of Funds

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e).

(6)      Citizenship or Place of Organization      Luxembourg

    Number of         (7)    Sole Voting Power           0
     Shares
  Beneficially        (8)    Shared Voting Power         12,779,814 Common Units
    Owned by
      Each            (9)    Sole Dispositive Power      0
    Reporting
   Person With      (10)     Shared Dispositive Power    12,779,814 Common Units

(11) Aggregate Amount Beneficially Owned by Each Reporting Person 12,779,814 Common Units

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13)     Percent of Class Represented by Amount in Row (11)        69.1%

(14)     Type of Reporting Person (See Instructions)               CO

Item 1.        Security and Issuer.

               This Amendment No.4 amends the Schedule 13D dated March 31, 1997 of the Reporting Persons (as amended by Amendments Nos. 1, 2 and 3, the "Schedule 13D") relating to Common Units of limited partnership interests (the "Common Units" ) of Terra Nitrogen Company, L.P., a Delaware limited partnership ("TNCLP"). The principal executive offices of TNCLP are at 600 Fourth Street, Sioux City, Iowa 51101.

Item 4.        Purpose of Transaction.

               Item 4 of the Schedule 13D is hereby amended by the insertion of the following additional paragraph at the end thereof:

               "The boards of directors of Anglo American Corporation of South Africa Limited and Minorco have announced that they have agreed in principle to combine their businesses. It is a condition of the proposed transaction that Minorco divest itself of all of the shares of common stock of Terra Industries Inc., which has an indirect beneficial ownership of Common Units, prior to the completion of the transaction, which is currently expected to take place by the end of the first quarter of 1999. Minorco intends to effect a disposition to comply with this condition. Minorco will determine the method of this disposal based on market and other conditions."

                                    SIGNATURE



               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                       TERRA NITROGEN CORPORATION


                                       By: /s/ George H. Valentine
                                           -------------------------------------
                                           Name:  George H. Valentine
                                           Title: Vice President


                                       TERRA CAPITAL, INC.


                                       By: /s/ George H. Valentine
                                           -------------------------------------
                                           Name:  George H. Valentine
                                           Title: Corporate Secretary


                                       TERRA CAPITAL HOLDINGS, INC.


                                       By: /s/ George H. Valentine
                                           -------------------------------------
                                           Name:  George H. Valentine
                                           Title: Corporate Secretary


                                       TERRA INDUSTRIES INC.


                                       By: /s/ George H. Valentine
                                           -------------------------------------
                                           Name:  George H. Valentine
                                           Title: Corporate Secretary
Dated: October 16, 1998

                                    SIGNATURE



               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                       TAURUS INVESTMENTS S.A.


                                       By: /s/ N. Jordan
                                           -------------------------------------
                                           Name:  N. Jordan
                                           Title: Secretary


                                       TAURUS INTERNATIONAL S.A.


                                       By: /s/ N. Jordan
                                           -------------------------------------
                                           Name:  N. Jordan
                                           Title: Secretary


                                       MINORCO


                                       By: /s/ N. Jordan
                                           -------------------------------------
                                           Name:  N. Jordan
                                           Title: Secretary

Dated: October 16, 1998

                                     ANNEX A


I. The following table sets forth certain information concerning each of the Directors and Officers of Terra Nitrogen Corporation ("TNC").

Name:                         Michael L. Bennett (Director, President and CEO)
Citizenship:                  United States of America
Business Address:             Terra Centre, 600 Fourth Street
                              P.O. Box 6000
                              Sioux City, IA 51102-6000
Principal Occupation:         Chief Operating Officer, Terra;
                              President and CEO, TNC

Name:                         Burton M. Joyce (Chairman and Director)
Citizenship:                  United States of America
Business Address:             Terra Centre
                              600 Fourth Street, P.O. Box 6000
                              Sioux City, Iowa  51102-6000
Principal Occupation:         President and Chief Executive Officer, Terra

Name:                         Francis G. Meyer (Director, Vice President)
Citizenship:                  United States of America
Business Address:             Terra Centre, 600 Fourth Street, P.O. Box 6000
                              Sioux City, Iowa  51102-6000
Principal Occupation:         Senior Vice President and Chief Financial Officer, Terra

Name:                         George H. Valentine (Vice President and General Counsel)
Citizenship:                  United States of America
Business Address:             Terra Centre, 600 Fourth Street, P.O. Box 6000
                              Sioux City, Iowa  51102-6000
Principal Occupation:         Senior Vice President, General Counsel and Corporate
                              Secretary, Terra

Name:                         W. Mark Rosenbury
Citizenship:                  United States of America
Business Address:             Terra Centre, 600 Fourth Street, P.O. Box 6000
                              Sioux City, Iowa  51102-6000
Principal Occupation:         Vice President, European Operations and Managing
                              Director, Terra Nitrogen (U.K.) Limited, Terra

Name:                         S. Wesley Haun (Vice President)
Citizenship:                  United States of America
Business Address:             Terra Centre, 600 Fourth Street, P.O. Box 6000

                              Sioux City, Iowa  51102-6000
Principal Occupation:         Vice President, Energy

Name:                         Charles J. Pero (Vice President)
Citizenship:                  United States of America
Business Address:             Terra Centre, 600 Fourth Street, P.O. Box 6000
                              Sioux City, Iowa  51102-6000
Principal Occupation:         Vice President, Human Resources

Name:                         Robert W. Todd (Director)
Citizenship:                  United States of America
Business Address:             1013 A Buckingham Drive
                              Lakehurst, New Jersey  08733
Principal Occupation:         Vice President, Chemical Industry Services (retired)
                              Citibank N.A.

Name:                         Steven A. Savage (Senior Vice President, Manufacturing)
                              Beneficially owns 4,000 Common Units
Citizenship:                  United States of America
Business Address:             5100 E. Skelly Drive, Suite 800
                              Tulsa, Oklahoma  74135-6565
Principal Occupation:         Senior Vice President, Manufacturing, TNC

Name:                         Dennis B. Longmire (Director)
Citizenship:                  United States of America
Business Address:             251 O'Connor Ridge Blvd., Suite 300
                              Irving, Texas  75038
Principal Occupation:         Chairman of the Board and Chief Executive Officer of
                              Darling International Inc.

Name:                         Paula C. Norton
Citizenship:                  United States of America
Business Address:             Terra Centre
                              600 Fourth Street, P.O. Box 6000
                              Sioux City, Iowa  51102-6000
Principal Occupation:         Vice President, Corporate and Investor Relations, Terra



II. The following table sets forth certain information concerning each of the Directors and Officers of Terra Capital, Inc.

The following list sets forth the names of certain Directors and Officers of Terra Capital, Inc. and the sections of this Annex A in which other information concerning them is set out, to which sections reference is hereby made:

Francis G. Meyer              (Director, Vice President and Treasurer)     SECTION I
George H. Valentine           (Director, Vice President and Corporate      SECTION I
                              Secretary)
Michael L. Bennett            (Director, Vice President)                   SECTION I
Burton M. Joyce               (Director, President)                        SECTION I


III. The following table sets forth certain information concerning each of the Directors and Officers of Terra Capital Holdings, Inc.

The following list sets forth the names of certain Directors and Officers of Terra Capital Holdings, Inc. and the sections of this Annex A in which other information concerning them is set out, to which sections reference is hereby made:

Burton M. Joyce               (Director, President)                        SECTION I
Francis G. Meyer              (Director, Vice President and Treasurer)     SECTION I
George H. Valentine           (Director, Vice President and Corporate      SECTION I
                              Secretary)

IV. The following table sets forth certain information concerning each of the Directors and Officers of Terra Industries Inc.

The following list sets forth the names of certain Directors and Officers of Terra Industries, Inc. and the sections of this Annex A in which other information concerning them is set out, to which sections reference is hereby made:

Michael L. Bennett            (Executive Vice President and                SECTION I
                              Chief Operating Officer)

Burton M. Joyce               (Director, President and                     SECTION I
                              Chief Executive Officer)

Francis G. Meyer              (Senior Vice President and                   SECTION I
                              Chief Financial Officer)

Paula C. Norton               (Vice President, Corporate and               SECTION I
                              Investor Relations)

Charles J. Pero               (Vice President, Human Resources)            SECTION I

W. Mark Rosenbury             (Vice President, European Operations         SECTION I
                              and Managing Director, Terra
                              Nitrogen (U.K.))

George H. Valentine           (Senior Vice President, General              SECTION I
                              Counsel and Corporate Secretary)

Name:                         William R. Loomis, Jr. (Chairman and Director)
Citizenship:                  United States of America
Business Address:             30 Rockefeller Plaza, 62nd Floor
                              New York, NY  10020
Principal Occupation:         Managing Director, Lazard Freres & Co. LLC

Name:                         Edward G. Beimfohr (Director)
Citizenship:                  United States of America
Business Address:             320 Park Avenue
                              New York, New York  10022-6815
Principal Occupation:         Partner, Lane & Mittendorf (Law Firm)
                              Director, Minorco

Name:                         Carole L. Brookins (Director)
Citizenship:                  United States of America
Business Address:             1150 18th Street, N.W., Suite 275
                              Washington, D.C.  20036
Principal Occupation:         Founder, Chairman and Chief Executive Officer,
                              World Perspectives, Incorporated

Name:                         Edward M. Carson (Director)
Citizenship:                  United States of America
Business Address:             707 Wilshire Boulevard, 7th Floor, MAC 2818-078
                              Los Angeles, CA  90071
Principal Occupation:         Retired Chairman and Chief Executive Officer,
                              First Interstate Bancorp

Name:                         David E. Fisher (Director)
Citizenship:                  British
Business Address:             Boite Postale 185
                              L-2011 Luxembourg City, Luxembourg
Principal Occupation:         Finance Director, Minorco

Name:                         Anthony W. Lea (Director)
Citizenship:                  South African
Business Address:             40 Holborn Viaduct
                              London, England  EC1N 2PQ


Principal Occupation:         Executive Director, Minorco

Name:                         Henry R. Slack (Director)
Citizenship:                  United States of America
Business Address:             40 Holborn Viaduct
                              London, England  EC1N 2PQ
Principal Occupation:         President and Chief Executive, Minorco

Name:                         John R. Norton III (Director)
Citizenship:                  United States of America
Business Address:             3200 East Camelback Road, Suite 389
                              Phoenix, Arizona  85018-2328
Principal Occupation:         Chairman and Chief Executive Officer, J. R. Norton
                              Company

Name:                         Wynn S. Stevenson (Vice President)
Citizenship:                  United States of America
Business Address:             Terra Centre, 600 Fourth Street, P.O. Box 6000
                              Sioux City, Iowa  51102-6000
Principal Occupation:         Vice President, Taxes and Corporate Development


V. The following table sets forth certain information concerning each of the Directors and other Officers of Minorco.

The following list sets forth the names of certain Directors and Executive Officers of Minorco and the sections of this Annex "A" in which other information concerning them is set out, to which sections reference is hereby made:

D.E. Fisher                   (Finance Director)            SECTION IV
A.W. Lea                      (Executive Director)          SECTION IV

Name:                         J. Ogilvie Thompson (Director and Chairman)
Citizenship:                  South African
Business Address:             44 Main Street, Johannesburg, 2001
                              Republic of South Africa
Principal Occupation:         Chairman of Minorco, Deputy Chairman of De Beers
                              & Centenary, Executive Director & Chairman of AAC,
                              Director of Anglo American Gold Investment Company Limited
                              ("Amgold") (gold investment company)

Name:                         J.R. de Aragao Bozano (Director)
Citizenship:                  Brazilian

Business Address:             Banco Bozano Simonsen S.A., 138
                              Avenida Rio Branco, Rio de Janeiro, Brazil
Principal Occupation:         Chairman of the Board, Banco Bozano Simonsen de
                              Investimento S.A. (Merchant bank) and Chairman of the
                              Board, Cia. Bozano Simonsen Comercio e Industria S.A.
                              (Commercial Bank)

Name:                         A.R. Attwood (Treasurer)
Citizenship:                  British
Business Address:             9 rue Sainte Zithe
                              L-2763 Luxembourg City, Luxembourg
Principal Occupation:         Treasurer, Minorco

Name:                         O.A. Bavinton (Senior Vice President, Exploration)
Citizenship:                  British
Business Address:             40 Holborn Viaduct
                              London, England  ECIN 2PQ
Principal Occupation:         Senior Vice President, Exploration, Minorco

Name:                         Edward G. Beimfohr (Director)
Citizenship:                  United States of America
Business Address:             320 Park Avenue
                              New York, New York  10022-6815
Principal Occupation:         Partner, Lane & Mittendorf (Law Firm)

Name:                         P.C.D. Burnell (Executive Director)
Citizenship:                  British
Business Address:             40 Holborn Viaduct
                              London, England  EC1N 2PQ
Principal Occupation:         Executive Director, Minorco

Name:                         T.H. Claiborne (Vice President)
Citizenship:                  United States
Business Address:             40 Holborn Viaduct
                              London, England  EC1N 2PQ
Principal Occupation:         Vice President, Minorco

Name:                         C.B. Corrin (Senior Vice President)
Citizenship:                  British
Business Address:             40 Holborn Viaduct
                              London, England  EC1N 2PQ
Principal Occupation:         Senior Vice President, Minorco

Name:                         C. A. Crocker (Director)
Citizenship:                  United States of America
Business Address:             Georgetown University
                              School of Foreign Service
                              Intercultural Centre
                              Room 813
                              Washington, D.C.  20057
Principal Occupation:         Research Professor of Diplomacy

Name:                         Viscount Etienne Davignon (Director)
Citizenship:                  Belgian
Business Address:             30 Rue Royale, B-1000
                              Brussels, Belgium
Principal Occupation:         Chairman, Societe Generale de Belgique (Bank)

Name:                         J.M.N. Evans (Executive Vice President)
Citizenship:                  British
Business Address:             40 Holborn Viaduct
                              London, England  EC1N 2PQ
Principal Occupation:         Executive Vice President - Technical, Minorco

Name:                         K.R. Farrell (Controller)
Citizenship:                  British
Business Address:             9 rue Sainte Zithe
                              L-2763 Luxembourg City, Luxembourg
Principal Occupation:         Controller, Minorco

Name:                         M.J. Gordon (Executive Vice President)
Citizenship:                  British
Business Address:             40 Holborn Viaduct
                              London, England  EC1N 2PQ
Principal Occupation:         Executive Vice President - Head of Strategic Planning and
Special                       Projects, Minorco

Name:                         F.K.J. Jackson (Senior Vice President)
Citizenship:                  British
Business Address:             40 Holborn Viaduct
                              London, England  EC1N 2PQ
Principal Occupation:         Senior Vice President, Minorco

Name:                         N. Jordan (Secretary)
Citizenship:                  British
Business Address:             9 rue Sainte Zithe
                              L-2763 Luxembourg City, Luxembourg

Principal Occupation:         Secretary, Minorco

Name:                         B.L. Keisler (Senior Vice President)
Citizenship:                  United States
Business Address:             40 Holborn Viaduct
                              London, England  EC1N 2PQ
Principal Occupation:         Senior Vice President, General Counsel and Head of
                              Legal Services, Minorco

Name:                         M.W. King (Director)
Citizenship:                  South African
Business Address:             44 Main Street, Johannesburg, 2001
                              Republic of South Africa
Principal Occupation:         Executive Director and Deputy Chairman,  Director and Finance
                              Division Head, AAC

Name:                         William R. Loomis, Jr. (Director)
Citizenship:                  United States of America
Business Address:             30 Rockefeller Plaza, 62nd Floor
                              New York, NY  10020
Principal Occupation:         Managing Director, Lazard Freres & Co. LLC;
                              Director and Chairman of the Board, Terra Industries Inc.;
                              Director, Engelhard Corporation

Name:                         J.E. Oppenheimer (Director)
Citizenship:                  German & Brazilian
Business Address:             Av Pedro de Valdivia 295
                              Santiago, Chile
Principal Occupation:         President, Minorco Argentina and Director of
                              Empresa Minera de Mantos Blancos S.A. (Producer of
                                copper & silver)

Name:                         N.F. Oppenheimer (Director)
Citizenship:                  South African
Business Address:             44 Main Street, Johannesburg, 2001
                              Republic of South Africa
Principal Occupation:         Director and Chairman, De Beers, Centenary,
                              Deputy Chairman and Director, AAC, Chairman,
                              Amgold

Name:                         C.E. Ritchie (Director)
Citizenship:                  Canadian
Business Address:             44 King Street West
                              Toronto, Ontario  M5H 1E2

Principal Occupation:         Former Chairman & CEO, Bank of Nova Scotia (Commercial
                              bank)

Name:                         R.S. Robertson (Senior Vice President)
Citizenship:                  British
Business Address:             40 Holborn Viaduct
                              London, England  EC1N 2PQ
Principal Occupation:         Senior Vice President and Managing Director, Industrial
                              Minerals Division, Minorco

Name:                         H-J. Schreiber (Director)
Citizenship:                  German
Business Address:             Bestor Investers Ltd.
                              10, Collyer Quay
                              11-01, Ocean Bldg.
                              Singapore  0104
Principal Occupation:         Chairman, Bestor Investers Pte. Ltd. (Consulting firm)

Name:                         O.R. Smith (Director)
Citizenship:                  United States of America
Business Address:             101 Wood Avenue
                              Iselin, New Jersey  08830-0770, U.S.A.
Principal Occupation:         Chairman and Chief Executive Officer of Engelhard
                              Corporation

Name:                         H.F. Torkington (Vice President)
Citizenship:                  British
Business Address:             40 Holborn Viaduct
                              London, England  EC1N 2PQ
Principal Occupation:         Vice President & Deputy Head of Corporate Finance, Minorco

Name:                         A.J. Trahar (Director)
Citizenship:                  South African
Business Address:             44 Main Street, Johannesburg, 2001
                              Republic of South Africa
Principal Occupation:         Executive Director, AAC; Director and Deputy Chairman,
                              Anglo American Industrial Corporation ("Amic"); Executive
                              Chairman, Mondi Limited (Paper manufacturer)

Name:                         D.A. Turner (Senior Vice President)
Citizenship:                  British
Business Address:             9, rue Sainte Zithe
                              L-2763 Luxembourg
Principal Occupation:         Senior Vice President -  Finance, Minorco

Name:                         N.K. Von Schirnding (Vice President, Investor & Corporate
                              Affairs)
Citizenship:                  South African
Business Address:             40 Holborn Viaduct
                              London, England  EC1N 2PQ
Principal Occupation:         Vice President, Investor & Corporate Affairs, Minorco

Name:                         T.C.A. Wadeson (Director)
Citizenship:                  British
Business Address:             44 Main Street, Johannesburg, 2001
                              Republic of South Africa
Principal Occupation:         Executive Director & Group Technical Director, AAC

Name:                         P.G. Whitcutt (Senior Vice President)
Citizenship:                  South African
Business Address:             40 Holborn Viaduct
                              London, England  EC1N 2PQ
Principal Occupation:         Senior Vice President & Head of Corporate Finance,
                              Minorco

Name:                         P.S. Wilmot-Sitwell (Director)
Citizenship:                  British
Business Address:             40 Holborn Viaduct
                              London, England  EC1N 2PQ
Principal Occupation:         Chairman, Mercury World Mining Trust

Name:                         J.B. Winter (Director)
Citizenship:                  United States of America
Business Address:             10 Winding Lane
                              Orinda, CA  94563
Principal Occupation:         Retired - formerly Chief Executive Officer of Magma Copper &
                              BHP Copper.

Name:                         G.S. Young (Executive Director)
Citizenship:                  South African
Business Address:             Praca de Republica, 497-8 andar,
                              01045 - San Paulo - SP, Brazil
Principal Occupation:         Executive Director, Minorco


VI. The following table sets forth certain information concerning each of the Directors and Officers of Taurus Investments S.A.

The following list sets forth the names of certain Directors and Officers of

Taurus Investments S.A. and the sections of this Annex "A" in which other information concerning them is set out, to which sections reference is hereby made:

D.E. FISHER                   (Director)                    SECTION IV
A.W. LEA                      (Director)                    SECTION IV
N. JORDAN                     (Director)                    SECTION V
D.A. TURNER                   (Director)                    SECTION V



VII. The following table sets forth certain information concerning each of the Directors and Officers of Taurus International S.A.

The following list sets forth the names of certain Directors and Officers of Taurus International S.A. and the sections of this Annex "A" in which other information concerning them is set out, to which sections reference is hereby made:

D.E. FISHER                   (Director)                    SECTION IV
N. JORDAN                     (Director and Secretary)      SECTION V
D.A. TURNER                   (Director)                    SECTION V

VIII. The following table sets forth certain information concerning each of the Executive Directors, Directors, Alternate Directors and other Officers of AAC.

The following list sets forth the names of certain Executive Directors, Directors, Alternate Directors and Officers of AAC and the sections of this Annex "A" in which other information concerning them is set out, to which sections reference is hereby made:

P.C.D. BURNELL                (Director)                    SECTION V
M.W. KING                     (Executive Director)          SECTION V
A.W. LEA                      (Director)                    SECTION IV
N.F. OPPENHEIMER              (Deputy Chairman and
                              Director)                     SECTION V
R.S. ROBERTSON                (Alternate Director)          SECTION V
H.R. SLACK                    (Director)                    SECTION IV
J. OGILVIE THOMPSON           (Chairman and Executive
                              Director)                     SECTION V
A.J. TRAHAR                   (Director)                    SECTION V
T.C.A. WADESON                (Group Technical Director)    SECTION V
G.S. YOUNG                    (Executive Director)          SECTION V


Name:                         P.R.N. Arthur (Alternate Director)
Citizenship:                  South African
Business Address              44 Main Street, Johannesburg, 2001
                              Republic of South Africa
Principal Occupation:         Alternate Director and General Counsel, AAC

Name:                         P.A. Armstrong (Secretary)
Citizenship:                  South African
Business Address:             44 Main Street, Johannesburg, 200,
                              Republic of South Africa
Principal Occupation:         Secretary, AAC

Name:                         P.M. Baum (Executive Director)
Citizenship:                  South African
Business Address:             44 Main Street, Johannesburg, 2001
                              Republic of South Africa
Principal Occupation:         Executive Director, AAC and Chief Executive,
                              Anglo American Corporation Services Limited
                              (Services Company)


Name:                         L. Boyd (Executive Director)
Citizenship:                  South African
Business Address:             44 Main Street, Johannesburg, 2001
                              Republic of South Africa
Principal Occupation:         Executive Director and Deputy Chairman, AAC and
                              Director and Chairman, Amic

Name:                         W.F. Bragg (Alternate Director)
Citizenship:                  British
Business Address:             44 Main Street, Johannesburg  2001
                              Republic of South Africa
Principal Occupation:         Alternate Director and Finance Manager, Corporate &
                              International Finance Department, AAC

Name:                         H.M. Brown (Alternate Director)
Citizenship:                  South African
Business Address:             44 Main Street, Johannesburg, 2001
                              Republic of South Africa
Principal Occupation:         Alternate Director and Consulting Engineer, AAC

Name:                         C.J. Buys
Citizenship:                  South African
Business Address:             44 Main Street, Johannesburg, 2001
                              Republic of South Africa
Principal Occupation:         Alternate Director and Senior Economic Consultant, AAC

Name:                         A. Calver (Executive Director)
Citizenship:                  British
Business Address:             44 Main Street, Johannesburg, 2001
                              Republic of South Africa
Principal Occupation:         Group Deputy Technical Director, Engineering, AAC

Name:                         Dr. J.W. Campbell (Executive Director)
Citizenship:                  British
Business Address:             44 Main Street, Johannesburg, 2001
                              Republic of South Africa
Principal Occupation:         Executive Director, AAC; Managing Director, De Beers
                              Industrial Diamond Division (Pty) Limited (Diamond
                              trading company), Director and Chairman, Anglo American Coal
                              Corporation Limited ("Amcoal"); Director, De Beers &
                              Centenary.

Name:                         R.V. Danchin (Executive Director)
Citizenship:                  Australian
Business Address:             44 Main Street, Johannesburg, 2001
                              Republic of South Africa
Principal Occupation:         Executive Director, Group Deputy Technical Director,
                              Geology and Chairman, New Mining Business Division, AAC.

Name:                         B.E. Davison (Director)
Citizenship:                  South African
Business Address:             28 Harrison Street, Johannesburg, 2001
                              Republic of South Africa
Principal Occupation:         Director, AAC and Managing Director, Anglo American
                              Platinum Corporation Limited (Platinum Investment
                              Company)

Name:                         A.D. Deuchar (Executive Director)
Citizenship:                  Australian
Business Address:             44 Main Street, Johannesburg, 2001
                              Republic of South Africa
Principal Occupation:         Executive Director and Group Deputy Technical Director
                              Metallurgy, AAC

Name:                         J.F. Drysdale (Alternate Director)
Citizenship:                  British
Business Address:             44 Main Street, Johannesburg, 2001
                              Republic of South Africa
Principal Occupation:         Alternate Director, AAC.

Name:                         C.T. Elphick (Director)
Citizenship:                  South African
Business Address:             44 Main Street, Johannesburg, 2001
                              Republic of South Africa
Principal Occupation:         Director, AAC and Director, E. Oppenheimer & Son (Pty)
                              Ltd (Investment holding company)

Name:                         D.M.L. Farrv (Assistant Secretary)
Citizenship:                  South African
Business Address:             44 Main Street, Johannesburg, 2001
                              Republic of South Africa
Principal Occupation:         Assistant Secretary, AAC

Name:                         D.G.K. Fish (Alternate Director)
Citizenship:                  South African
Business Address:             44 Main Street, Johannesburg, 2001
                              Republic of South Africa
Principal Occupation:         Alternate Director and Finance Director, New Mining
                              Business Division, AAC.

Name:                         R.M. Godsell (Director)
Citizenship:                  South African
Business Address:             44 Main Street, Johannesburg, 2001
                              Republic of South Africa
Principal Occupation:         Executive Director and Chief Executive, Anglogold

Name:                         M.J. Henrey (Alternate Director)
Citizenship:                  South African
Business Address:             44 Main Street, Johannesburg, 2001
                              Republic of South Africa
Principal Occupation:         Alternate Director & Director of E. Oppenheimer and Son
                              (Pty) Limited (investment holding firm)

Name:                         G.M. Holford (Alternate Director)
Citizenship:                  South African
Business Address:             44 Main Street, Johannesburg, 2001
                              Republic of South Africa
Principal Occupation:         Alternate Director & Finance Manager, Financial
                              Management and Consulting Services, AAC

Name:                         J.A . Holmes (Director)
Citizenship:                  British
Business Address:             44 Main Street, Johannesburg, 2001
                              Republic of South Africa
Principal Occupation:         Director, AAC

Name:                         K.M. Hosking (Alternate Director)
Citizenship:                  South African
Business Address:             44 Main Street, Johannesburg, 2001
                              Republic of South Africa
Principal Occupation:         Alternate Director, AAC & Managing Director, Anglo
                              American Farms Limited (farming company).

Name:                         J.C.L. Keswick (Director)
Citizenship:                  United Kingdom
Business Address:             41 Tower Hill
                              London EC3N 4HA, England
Principal Occupation:         Director, AAC;  Chairman, Hambros Bank Limited;
                              Director, De Beers and Centenary.

Name:                         M.G. Khumalo (Director)
Citizenship:                  South African
Business Address:             Consolidated Building, Fox Street
                              Johannesburg, 2001
                              Republic of South Africa
Principal Occupation:         Director, AAC

Name:                         G.G.L. Leissner (Alternate Director)
Citizenship:                  South African
Business Address:             First Floor, 11 Diagonal Street,
                              Johannesburg, 2001,
                              Republic of South Africa
Principal Occupation:         Alternate Director, AAC and Managing Director, Anglo
                              American Property Services (Proprietary) Limited
                              (Property development and administration company);
                              Director and Chairman of Anglo American Properties
                              Limited (property investment company)

Name:                         R.H. Lloyd (Alternate Director)
Citizenship:                  South African
Business Address:             44 Main Street, Johannesburg, 2001
                              Republic of South Africa
Principal Occupation          Alternate Director and Manager Human Resources, AAC.

Name:                         N. Mayer (Alternate Director)
Citizenship:                  South African
Business Address:             44 Main Street, Johannesburg, 2001,
                              Republic of South Africa
Principal Occupation:         Alternate Director and Group Deputy Technical Director,
                              Projects, AAC.


Name:                         R.G. Mills (Alternate Director)
Citizenship:                  South African
Business Address:             44 Main Street, Johannesburg, 2001
                              Republic of South Africa
Principal Occupation:         Alternate Director and Group Deputy Technical Director -
                              Mining, AAC

Name:                         K.K. Mpinga (Alternate Director)
Citizenship:                  Democratic Republic of Congo
Business Address:             44 Main Street, Johannesburg 2001
                              Republic of South Africa
Principal Occupation          Alternate Director and Manager, New Business - New
                              Mining Business Division, AAC

Name:                         W.A. Nairn (Executive Director)
Citizenship:                  South African
Business Address:             44 Main Street, Johannesburg, 2001
                              Republic of South Africa
Principal Occupation          Executive Director, AAC

Name:                         G.R. Pardoe (Executive Director)
Citizenship:                  South African
Business Address:             44 Main Street, Johannesburg, 2001
                              Republic of South Africa
Principal Occupation:         Executive Director responsible for financial control,
                              AAC; Director, Anglo American Platinum Corporation Limited
                              ("Amplats"); Director, The Southern Life
                              Association Limited (life insurance).

Name:                         G.M. Ralfe (Director)
Citizenship:                  South African
Business Address:             17 Charterhouse Street
                              London EC 1N 6RA England
Principal Occupation:         Managing Director, De Beers and Centenary


Name:                         M.C. Ramaphosa (Director)
Citizenship:                  South African
Business Address:             Fulham House, Hampton Park,
                              20 Georgian Crescent, Bryanston 2194
                              Republic of South Africa
Principal Occupation          Director, AAC. Director & Deputy Executive Chairman, New
                              Africa Investments Limited (finance company). Director &
                              Chairman, Johnnies Industrial Corporation Limited (investment company).

Name:                         A.E. Redman (Alternate Director)
Citizenship:                  British
Business Address:             44 Main Street, Johannesburg, 2001
                              Republic of South Africa
Principal Occupation          Alternate Director, AAC; Director & Managing Director,
                              Amcoal.

Name:                         C.J. Saunders (Director)
Citizenship:                  South African
Business Address:             The Tongaat-Hulett Group Ltd.
                              Main Avenue, Maidstone, 4380
                              Republic of South Africa
Principal Occupation:         Executive Chairman, The Tongaat-Hulett Group Limited
                              (Industrial processing company), Director, Amic

Name:                         M.W. Spicer (Alternate Director)
Citizenship:                  South African
Business Address:             44 Main Street, Johannesburg, 2001
                              Republic of South Africa
Principal Occupation:         Executive Director and Public Affairs Consultant, AAC

Name:                         B.A. St. John
Citizenship:                  South African
Business Address:             44 Main Street, Johannesburg, 2001
                              Republic of South Africa
Principal Occupation:         Alternate Director and Finance Manager, Corporate and
                              International Finance Department, AAC.

Name:                         C.L. Sunter (Executive Director)
Citizenship:                  British
Business Address:             44 Main Street, Johannesburg, 2001
                              Republic of South Africa
Principal Occupation:         Executive Director and Chairman, Corporate Affairs, AAC
                              and Director, Amgold

Name:                         P.M. Weinmann (Group Accountant)
Citizenship:                  South African
Business Address:             44 Main Street, Johannesburg, 2001
                              Republic of South Africa.
Principal Occupation          Group Accountant, AAC.

Name:                         R.M. Whyte
Citizenship:                  British
Business Address:             44 Main Street, Johannesburg, 2001
                              Republic of South Africa
Principal Occupation:         Alternate Director and Consulting Engineer, AAC.

Name:                         R.S. Wicks
Citizenship:                  British
Business Address:             44, Main Street, Johannesburg, 2001
                              Republic of South Africa
Principal Occupation:         Alternate Director and Senior Marketing Director and
                              Marketing Director, Coal Division, AAC.

Name:                         K.H. Williams (Alternate Director)
Citizenship:                  South African
Business Address:             44 Main Street, Johannesburg, 2001
                              Republic of South Africa
Principal Occupation:         Director, AAC and Executive Director, Amgold

Name:                         C.W.P. Yates (Alternate Director)
Citizenship:                  British
Business Address:             44 Main Street, Johannesburg, 2001
                              Republic of South Africa
Principal Occupation:         Alternate Director and Finance Manager, Corporate and
                              International Finance Department, AAC


IX. The following table sets forth certain information concerning each of the Directors and other Officers of Centenary.

The following list sets forth the names of the Chairman and certain Directors of

Centenary and the sections of this Annex "A" in which other information concerning them is set out, to which sections reference is hereby made:

N.F. OPPPENHEIMER             (Director and Chairman)       SECTION V
J. OGILVIE THOMPSON           (Director and Deputy
                              Chairman)                     SECTION V
J.M. CAMPBELL                 (Director)                    SECTION VIII
J.C.L. KESWICK                (Director)                    SECTION VIII
G.M. RALFE                    (Director)                    SECTION VIII

Name:                         B. Ainsley (Director)
Citizenship:                  British
Business Address:             55 Marshall Street, Johannesburg, 2001
                              Republic of South Africa
Principal Occupation:         Director & Manager - Operations, De Beers.

Name:                         G.F.H. Burne (Director)
Citizenship:                  British
Business Address:             17 Charterhouse Street
                              London, England  EC1N 6RA
Principal Occupation:         Director, DeBeers Canada Corporation, Vancouver

Name:                         T.W.H. Capon (Director)
Citizenship:                  British
Business Address:             17 Charterhouse Street
                              London EC1N 6RA, England
Principal Occupation:         Member of the Executive Committee, The Central Selling
                              Organization

Name:                         R.M. Crawford (Director)
Citizenship:                  South African
Business Address:             44 Main Street, Johannesburg, 2001
                              Republic of South Africa
Principal Occupation:         Director, De Beers

Name:                         R. Edwards (Director)
Citizenship:                  British
Business Address:             55 Marshall Street, Johannesburg, 2001
                              Republic of South Africa
Principal Occupation:         Director & Manager - Geology, De Beers.

Name:                         L.A. Lincoln (Director)
Citizenship:                  South African
Business Address:             Langensandstrasse 27
                              CH 6000 Lucerne 14
                              Switzerland
Principal Occupation:         Director, De Beers and Centenary

Name:                         G.P.K. Kell (Director)
Citizenship:                  South African
Business Address:             De Beers House, Cnr Amethyst St & Crownwood Rd,
                              Theta, Johannesburg, 2013
                              Republic of South Africa
Principal Occupation:         Finance Director, De Beers; Director, Centenary

Name:                         B. Marole (Director)
Citizenship:                  Motswana
Business Address:             Private Bag 0018, Gaborone,
                              Botswana
Principal Occupation:         Permanent Secretary, Ministry of Mineral Resources and
                              Water Affairs, Botswana

Name:                         O.K. Matambo (Director)
Citizenship:                  Motswana
Business Address:             Private Bag 008, Gaborone,
                              Botswana
Principal Occupation:         Permanent Secretary, Ministry of Finance and
                              Development Planning, Botswana

Name:                         A.E. Oppenheimer (Director)
Citizenship:                  British
Business Address:             17 Charterhouse Street
                              London EC1N 6RA
Principal Occupation:         President, The Central Selling Organisation

Name:                         J.P. Pudney (Director)
Citizenship:                  British
Business Address:             17 Charterhouse Street, London EC1N 6RA
                              England
Principal Occupation:         Member of Executive Committee, The Central Selling
                              Organization

Name:                         G.W.H. Relly (Director)
Citizenship:                  South African
Business Address:             44 Main Street, Johannesburg, 2001
                              Republic of South Africa
Principal Occupation:         Director, De Beers.

Name:                         N.P. Wisden (Director)
Citizenship:                  British
Business Address:             17 Charterhouse Street, London EC1N 6RA
                              England
Principal Occupation:         Member of the Executive Committee, The Central Selling
                              Organization.


X. The following table sets forth certain information concerning each of the Directors and other Officers of De Beers.

The following list sets forth the names of the Chairman and certain Directors of De Beers and the sections of this Annex A, to which sections reference is hereby made:

N.F. OPPENHEIMER              (Director and Chairman)       SECTION V
J. OGILVIE THOMPSON           (Director and Deputy
                              Chairman)                     SECTION V
B. AINSLEY                    (Director)                    SECTION IX
G.F.H. BURNE                  (Director)                    SECTION IX
J.W. CAMPBELL                 (Director)                    SECTION VIII
T.W.H. CAPON                  (Director)                    SECTION IX
R.M. CRAWFORD                 (Director)                    SECTION IX
R. EDWARDS                    (Director)                    SECTION IX
G.P.K. KELL                   (Director)                    SECTION IX
J.C.L. KESWICK                (Director)                    SECTION VIII
L.A. LINCOLN                  (Director)                    SECTION IX
B. MAROLE                     (Director)                    SECTION IX
O.K. MATAMBO                  (Director)                    SECTION IX
A.E. OPPENHEIMER              (Director)                    SECTION IX
J.P. PUDNEY                   (Director)                    SECTION IX
G.M. RALFE                    (Director)                    SECTION VIII
G.W.H. RELLY                  (Director)                    SECTION IX
N.P. WISDEN                   (Director)                    SECTION IX